Mail Stop 4561

May 22, 2007

Mr. John Hummel
President
AIS Futures Fund IV LP
c/o AIS Futures Management, LLC
187 Danbury Road
PO Box 806
Wilton, CT   06897

> **Re: AIS Futures Fund IV LP**
> **Form 10**
> **Filed April 30, 2007**
> **File No. 000-52599**

Dear Mr. Hummel:

We have limited our review of your filing to the financial statements only and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 filed April 30, 2007

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will

continue to review your filing on Form 10 until all of our comments have been addressed.

Independent Auditor's Report, page 39

2. We note that Salvatore Albanese & Co. is not registered with the PCAOB. Pursuant to PCAOB 2003-007, any public accounting firm that "issues any audit report with respect to any issuer must register with the Board." In this regard, it appears that Salvatore Albanese & Co. is required to be registered with the PCAOB. Please explain.

Statements of Operations, page 43

3. Please revise to present your results of operations on a per-unit basis. For reference, please see SAB Topic 4F. Please also revise the Selected Financial Data on page 13 for this information as well.

Note 2 – General Partner, page 47

4. Please revise to include the audited balance sheet of the general partner, AIS Futures Management LLC, as of the end of the most recent fiscal year.

Note 3 – Selling Agent Administrative and Service Fees, page 48

5. Please clarify whether any offering or organizational expenses were/will be funded by the General Partner and please quantify all organizational and offering expenses incurred to date. Please tell us how you considered SAB Topic 5.T. in determining the appropriate treatment of such costs in your financial statements. Please specifically address the additional service fee disclosed on page 48 that is paid by the general partner through a reduced management fee.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief